PREFERRED SETTLEMENT VALUE OPTION ENDORSEMENT

This Endorsement forms a part of the Policy to which it is attached and is effective as of the Policy Date. In the case of any conflict with any provision in the Policy, the provisions of this Endorsement will control. The following provisions are added to the Policy:

                               ENDORSEMENT BENEFIT
This endorsement provides a Preferred Settlement Value. The Preferred Settlement Value is used to provide you with a settlement based on the Insured's life to be paid: over the Insured's life or over a joint and survivor option, either with or without a period certain.

PREFERRED SETTLEMENT VALUE

The Preferred Settlement Value is equal to your Excess Premium Net Cash Value plus

o 1.5 times your Target Premium Net Cash Value
- on or after the later of the 10th Policy Anniversary or the Policy Anniversary when the Insured's Age is 55; but
- before the later of the 15th Policy
Anniversary or the Policy Anniversary when the Insured's Age is 65.

o 3 times your Target Premium Net Cash Value
- on or after the later of the 15th Policy Anniversary or the Policy Anniversary when the Insured's Age is 65; but
- before the later of the 16th Policy Anniversary or the Policy Anniversary when the Insured's Age is 70.

The Preferred Settlement Value will not be less than your adjusted premium payments:

o If your adjusted premium payments are at least equal to the accumulated Target Premiums from the Policy Date to the current date; and

o  during the period

- on or after the later of the tenth Policy Anniversary or the Policy Anniversary when the Insured's Age is 55; but
- before the later of the 16th Policy Anniversary or the Policy Anniversary when the Insured's Age is 70.

  At all other times, the Preferred Settlement Value is equal to your Net Cash Value.

TARGET PREMIUM NET CASH VALUE

The Target Premium Net Cash Value is equal to the Net Cash Value multiplied by the ratio of (a) over (b) where: (a) is the sum of premiums paid each year up to the accumulated Target Premium for that year, and (b) are the total premiums.

EXCESS PREMIUM NET CASH VALUE

The Excess Premium Net Cash Value is equal to the Net Cash Value less the Target Premium Net Cash Value.

TARGET PREMIUMS

Your accumulated Target Premiums for a Policy Year equal the sum of the Target Premiums for each Policy Month. The initial Target Premium is indicated on the Schedule Page. If you have not had the same Target Premium in effect every month, your accumulated Target Premiums will be based on the different premiums that were in effect.

The Target Premium will change if

o you  request an increase or decrease in your Current Specified Amount; or
o you request the addition, change or termination of another rider;
o you receive a claim payment under another rider which provides for a change in the Target Premium; or
o the Insured's rate classification changes.

The Target Premium will not change

o  if you request a Death Benefit option change; or
o  if a decrease in Specified Amount occurs because of a Partial Surrender.

We reserve the right to change the Target Premium prospectively should our expectations of future persistency, mortality, expenses or investment experience change. Any change will be made on a uniform basis for Insureds at the same Age, risk classification, sex and benefits. The Target Premium will not be greater than the maximum amount indicated on the Schedule Page.

We will notify you of any change in the Target Premium.

ADJUSTED PREMIUM PAYMENTS

The adjusted premium payments are equal to:

o   the sum of all your premium payments; minus
o   any Gross Partial Surrender Amounts and any Policy Loan.

THE POLICY'S DEATH BENEFIT

The amount of the Death Benefit depends on the Current Specified Amount, the Accumulation Value on the date of the Insured's death and the Death Benefit option in effect at that time.

The Current Specified Amount is the sum of all the Specified Amount portions. The Initial Specified Amount and each Specified Amount increase still in effect are the Specified Amount portions. The Initial Specified Amount and the Death Benefit option in effect on the Policy Date are shown on the Schedule Page.

DEATH BENEFIT OPTIONS.

OPTION A. The amount of the Death Benefit under Option A is the greatest of:

o the Current Specified Amount at the beginning of the Policy Month when the death occurs; or
o the Accumulation Value on the date of death multiplied by the applicable factor from the Table of Death Benefit Factors; or
o the Preferred Settlement Value on the date of death multiplied by the applicable factor from the Table of Death Benefit Factors.

OPTION B. The amount of the Death Benefit under Option B is the greatest of:

o the Current Specified Amount at the beginning of the Policy Month when the death occurs plus the Accumulation Value on the date of death; or
o the Accumulation Value on the date of death multiplied by the applicable factor from the Table of Death Benefit Factors; or o the Preferred Settlement Value on the date of death multiplied by the applicable factor from the Table of Death Benefit Factors.

PREFERRED SETTLEMENT VALUE INFORMATION ON ANNUAL REPORT

We will show the Preferred Settlement Value on the Annual Report.

REINSTATEMENT OF THE POLICY

This Policy may not be reinstated once the Preferred Settlement Value Option had been taken.

TERMINATION OF THE POLICY

The Policy will terminate when the Preferred Settlement Value Option is taken.


                  ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA


                         /s/ Suzanne O. Pepin           Margery G. Hughes
                        Vice President and Secretary        President